MORTGAGEBROKERS.COM HOLDINGS, INC.
260 Edgeley Boulevard, Suite 11
Concord, Ontario L4K 3Y4

September 9, 2009

Securities Exchange Commission
Michael R. Clampitt
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mortgagebrokers.com Holdings, Inc.
Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 333-105778

Dear Mr. Clampitt:

As a follow up to your letter dated July 28, 2009 and our previous letter dated August 13, 2009 regarding the above referenced filings we have been unable to respond to your comments within the time period allotted and the previous extension and we therefore request a three week extension to fully respond to your comments.

We hereby confirm that we will file our responses to your comment letter by no later than September 30, 2009.  Thank you for your attention to this matter.

Very truly yours,

Mortgagebrokers.com Holdings, Inc.

By: /s/ Alex Haditaghi
       Alex Haditaghi